

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2025

José Flávio Ferreira Ramos
Chief Financial Officer
BR Advisory Partners Holdings S.A.
3,732, Floor 28, CEP 04538-132
Avenida Brigadeiro Faria Lima
São Paulo, Brazil

> **Re: BR Advisory Partners Holdings S.A.**
> **Draft Registration Statement on Form 20FR12B**
> **Submitted March 7, 2025**
> **CIK No. 0002058601**

Dear José Flávio Ferreira Ramos:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 3, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form 20FR12B

A significant portion of our revenue may be derived from a limited number of client engagements, page 14

1.   We note that your disclosure on page 14 attributing the decrease in the number of investment banking transactions during the year ended December 31, 2024 to certain macroeconomic and political factors appears contradictory to your disclosure on page 79 attributing the increase in client revenue generated by investment banking transactions to an improved macroeconomic environment in 2024. Please revise your disclosure, as necessary, to clarify whether the macroeconomic environment improved

or deteriorated during the year ended December 31, 2024 and to clearly explain the impact on both the number and volume of investment banking transactions as well as the amount of client revenue generated by investment banking transactions.

2.   We note your response to comment 4. Please disclose whether you have experienced concentration in clients during the periods reported, or advise.

Changes in interest rates may adversely affect us, page 21

3.   We note your response to comment 5 and your disclosure that a significant portion of your revenues, expenses and liabilities are directly tied to interest rates. Please further describe how your revenues, expenses and liabilities are tied to interest rates. For example, we note your disclosure that your total revenues increased in the year ended December 31, 2024, compared to the year ended December 31, 2023, and the average SELIC rate during that period decreased. We also note your disclosure that your total revenue increased in the year ended December 31, 2023, compared to the year ended December 31, 2022, and the average SELIC rate increased. It is unclear from this example how the interest rate environment affects your revenues. Please revise your disclosure to describe how the current interest rate environment affects your business.

ADS Holders may not be entitled to a jury trial, page 23

4.   This risk factor discusses the impact of the waiver of jury trial contained in the ADS agreement. Please add a separate risk factor that discusses the fact that investors must bring a suit under the ADS agreement in state or federal courts in New York, which may make it more difficult for ADS holders to enforce their rights, including under the federal securities laws.

Digital Platform, page 31

5.   We note your response to comment 8. Please clarify in your disclosure whether your digital platform is currently operational and being used by your clients. If it is not operational, please disclose the status of development of your digital platform.

6.   We note your response to comments 9 and 11. Please further describe the digital support you provide your clients. For example, describe how the platform will facilitate digital interactions.

Number and Volume of Transactions, page 79

7.   We note your response to comment 23 and your revised disclosure on page 79. Please further expand your disclosure to elaborate on the specific components of the macroeconomic environment that improved and to better describe why investment banking revenue increased despite a smaller number and volume of transactions. In addition, please revise your disclosure to include additional metrics (e.g., average size of investment banking transactions, fee rates, etc.) to help explain the increase in revenue.

8.   Please expand your disclosure to better describe how the type of advisory service provided in your investment banking transactions impacts the relationship between transaction volume and revenue.

Investment Banking - Investment Banking and Capital Markets, page 80

9. Please expand your disclosure to better describe the specific components of the Brazilian macroeconomic environment that improved during 2023 compared to 2022.

Administrative expenses, page 81

10. We note your response to comment 29 and your revised disclosure on page 83 that expenses with outsourced services (which relate to referral fees paid to third-party commercial service providers) are determined through negotiation. Please enhance your disclosure to describe the typical terms of these referral fee agreements with third-party commercial service providers and securities distributors. In addition, please expand your disclosure to better describe the underlying reasons for the increase in expenses with outsourced services, specifically addressing the extent to which the increase was associated with volume and/or fee rates and explaining any material fluctuations in these factors.

Results of Operations for the Years Ended December 31, 2024 and 2023, page 82

11. Please revise your disclosure, where appropriate, to reconcile the tabular presentation of total revenues by business line as presented on page 79 to the tabular presentation of results of operations on page 82. In addition, please revise your discussion of the principal components of results of operations beginning on page 81 and/or your results of operations discussion beginning on page 82 to allow a reader to better understand how each business line impacts the principal components of the consolidated statements of profit or loss and to explain, in more detail, any material revenue fluctuations in each business line.

Financial assets at fair value through profit or loss, page 87

12. We note your disclosure that the increase in financial assets at fair value through profit or loss was primarily due to the acquisition of CRIs, which are classified as private securities. We also note your disclosure on page F-32 that CRIs and total private securities classified as financial assets at fair value through profit or loss decreased in fiscal year 2024. Please revise your disclosure to explain the offsetting factors to the acquisition of CRIs that resulted in the decrease in CRIs and total private securities.

13. Please expand your discussion of financial assets at fair value through profit or loss to discuss the underlying reasons for the increase in government bonds, which appears to be the primary driver of the increase of financial assets at fair value though profit or loss during the year ended December 31, 2024.

Investment fund quotas, page 88

14. We note your response to comment 19 and your revised disclosure that investment fund quotas consist of your proprietary participation in the private funds within your investment operations and FIDCs (i.e. creditor rights investment funds). Please revise your disclosure to describe the nature of the private funds, the extent of your participation in these funds, and the approximate amount or percentage of private funds versus FIDCs that are included within investment fund quotas.

Major Shareholders, page 100

15.   We note your response to comment 35. Please disclose the natural person or persons who having and dispositive controls of the shares of Brapinvest IV Fundo de Investimento em Participações – Multiestratégia and Brapinvest Fundo de Investimento em Participações – Multiestratégia, or advise.

Note 19c. Third party fund management (unaudited), page F-45

16.   We note your response to comment 42. Please tell us why your lack of custody prevents you from providing a rollforward of your investment funds and shareholders' equities under management. Alternatively, revise your discussion of operating and financial review and prospects beginning on page 77 to include the requested rollforward and to discuss any significant trends or concentrations in the funds.

17.   Please revise your disclosure, where appropriate, to explain the key differences between investment funds and shareholders' equities under management, which according to disclosure on page F-45, totaled R$2.4 billion and R$885.9 million at December 31, 2024 and 2023 and wealth under advisory, which according to disclosure on pages 30, 37, 43, 79 and 80 totaled R$4.7 billion and R$2.3 billion at these same period ends.

Please contact Ben Phippen at 202-551-3697 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: John Guzman, Esq.